FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 – Name and Address of Company:
ADVANZ PHARMA Corp. (formerly Concordia International Corp.)
5770 Hurontario Street, Suite 310
Mississauga, ON
L5R 3G5
Item 2 - Date of Material Change:
November 29, 2018
Item 3 – News Release:
A news release dated November 29, 2018 was disseminated via CNW.
Item 4 – Summary of Material Change:
Further to the press release disseminated on November 29, 2018, Concordia International Corp. (“Concordia” or the “Company”) changed its name to ADVANZ PHARMA Corp. effective November 29, 2018.
Item 5 – Full Description of Material Change:
5.1    Full Description of Material Change
On November 29, 2018, Concordia announced that shareholders voted in favour of a special resolution authorizing the Company to amend its articles to change its name from Concordia International Corp. to ADVANZ PHARMA Corp. (the “Name Change”) On the same day, Concordia amended its articles to effect the Name Change.
The limited voting shares of the Company began trading on the facilities of the Toronto Stock Exchange under the new name, and the Company’s stock symbol changed from CXR to ADVZ, on December 3, 2018

5.2	Disclosure for Restructuring Transactions
Not applicable.
Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:
Not applicable.

Item 7 - Omitted Information:
Not applicable.
Item 8 – Executive Officer:
Adeel Ahmad
Chief Financial Officer
Tel: 905-842-5150
Item 9 – Date of Report:
December 5, 2018